UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Amendment No. 6

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

GREAT WOLF RESORTS, INC.

(Names of Subject Company (Issuer))

K-9 ACQUISITION, INC. K-9 HOLDINGS, INC. K-9 INVESTORS, L.P.

(Name of Filing Persons (Offeror))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

K-9 Acquisition, Inc. K-9 Holdings, Inc. K-9 Investors, L.P. c/o Apollo Management VII, L.P. 9 West 57th Street, 43rd Floor New York, New York 10019 Attention: John J. Suydam Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam Weinstein Jeffrey L. Kochian Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$262,419,918.65	$30,073.32

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 33,429,289 shares of common stock, par value $0.01 per share, at $7.85 per share as of March 13, 2012. This includes (i) 31,669,564 shares of unrestricted common stock outstanding on March 13, 2012, (ii) 1,236,173 shares of restricted stock outstanding on March 13, 2012 and (iii) 523,552 shares of restricted stock that, pursuant to that certain Agreement and Plan of Merger, dated as of March 12, 2012, by and among Great Wolf Resorts, Inc. (the “Company”), K-9 Acquisition, Inc. and K-9 Holdings, Inc. (the “Merger Agreement”), were converted from certain stock-denominated performance awards upon the signing of the Merger Agreement. The holders of such shares of restricted stock (including those converted from performance awards) will have the right to tender such shares in the offer. The number of shares of common stock assumed for purchase does not include shares of common stock issuable (i) pursuant to outstanding options to purchase common stock with an exercise price per share in excess of the price offered in the offer or (ii) pursuant to certain company stock awards that will expire without consideration if the shares are accepted for payment in the offer.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,073.32	Filing Party: K-9 Acquisition, Inc., K-9 Holdings, Inc., K-9 Investors, L.P. and Apollo Management VII, L.P.
Form of Registration No.: Schedule TO-T, Schedule TO-T/A, Schedule TO-T/A, Schedule TO-T/A	Date Filed: March 13, 2012, April 9, 2012, April 19, 2012, April 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 13, 2012, as previously amended and supplemented (the “Schedule TO”) by K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”), K-9 Holdings Inc., a Delaware corporation, K-9 Investors, L.P., a Delaware limited partnership, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Great Wolf Resorts, Inc. (the “Company”), at a purchase price of $7.85 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase dated March 13, 2012, as previously amended and supplemented (the “Offer to Purchase”), and the related letters of transmittal, as they may be further amended or supplemented from time to time. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 6, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 6 together with the Schedule TO.

This amendment is being filed in connection with the entry by the Offeror and certain of its affiliates into a proposed settlement agreement regarding the settlement of purported class action lawsuits.

ITEM 2: Subject Company Information.

Regulation M-A Item 1002(a) – (c)

(c) Trading Market and Price. The information incorporated into Item 2 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 6 (“Price Range of Shares; Dividends”) is amended and supplemented as follows:

“The following table sets forth, for the periods indicated, the high and low sale prices per share of Common Stock on the NASDAQ Global Market. Prior to any Triggering Event, the Rights will trade together with the Common Stock.

	Common Stock
	High	Low
Fiscal Year 2012
Second quarter (through April 24, 2012)	$8.11	$5.59

On April 24, 2012, the last full day of trading before this amendment, the closing price of the shares of Common Stock on the NASDAQ Global Market was $7.84 per share.”

Item 5: Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”) is amended and supplemented as follows:

The Offer to Purchase, Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”), is amended and supplemented by replacing the paragraph beginning “On December 21, 2011” appearing on page 24 of the Offer to Purchase with the following paragraph:

“On December 21, 2011, representatives of Akin Gump met telephonically with representatives of Paul Weiss during which the representatives of Akin Gump discussed various transaction issues, including requests by Management VII that (i) the Company adopt a stockholder rights plan concurrently with executing definitive transaction documents, which Management VII believed would deter activist Company investors from acquiring positions large enough to disrupt the contemplated transaction, (ii) the transaction be structured as a two-step tender offer (including a so called “top-up option”) and (iii) concurrently with the execution of definitive transaction documents, the Company sell to Management VII or its affiliates preferred shares of the Company convertible into 19.9% of the outstanding common equity of the Company as a method of added deal protection. On December 23, 2011, Paul Weiss informed Akin Gump that the Company had refused the request to sell preferred shares to Management VII or its affiliates.”

The Offer to Purchase, Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”), is amended and supplemented by adding the following paragraph at the end of the section:

“On April 25, 2012, the Company, Management VII and certain of its affiliates agreed to waive the standstill provisions in the Company’s confidentiality agreements with certain other bidders, in each case, solely as such standstill provisions relate to the ability of such parties to deliver a confidential unsolicited bona fide written Takeover Proposal (as defined in the Merger Agreement) to the Company.”

Item 11: Additional Information

Regulation M-A Item 1011

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”) is amended and supplemented as set forth in Item 5 above.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 15 (“Certain Legal Matters; Regulatory Approvals”) is amended and supplemented by adding the following paragraphs at the end of the subsection “Litigation”:

“On April 25, 2012, the parties to the Delaware cases and the Wisconsin state court cases reached an agreement in principle to settle those cases. The proposed settlement, which is subject to court approval following notice to the class and a hearing, provides for the dismissal with prejudice of plaintiffs’ complaints and of all claims asserted therein. In connection with the proposed settlement, (a) the Company has agreed to make certain disclosures sought by the plaintiffs in connection with this litigation and waive the standstill provisions in the Company’s confidentiality agreements with certain bidders, in each case, solely as such standstill provisions relate to the ability of such parties to deliver a confidential unsolicited bona fide written Takeover Proposal to the Company, and (b) the Apollo Defendants have consented to the waivers described in clause (a) above.”

“The Company, the members of the Company Board and the Apollo Defendants each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to the Company and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in these actions. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order in order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the actions or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them on the terms reflected in the proposed settlement. The proposed settlement is subject to customary conditions including completion of appropriate settlement documentation, approval by the appropriate courts, and consummation of the Offer and the Merger.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2012

K-9 Acquisition, Inc.

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	President

K-9 Holdings, Inc.

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	President

Apollo Management VII, L.P.

By:	AIF VII Management, LLC,
its General Partner

	By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	Vice President

K-9 Investors, L.P.

By:	Apollo Advisors VII, L.P.
its General Partner

By:	Apollo Capital Management VII,
LLC, its General Partner

	By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2012.*

(a)(1)(B)	Letter of Transmittal for Shares.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter of Transmittal for Restricted Shares.*

(a)(1)(E)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on March 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(a)(1)(H)	Summary Advertisement as published in the Wall Street Journal and dated March 13, 2012.*

(a)(1)(I)	Joint Press Release issued by Parent, the Offeror and the Company on April 5, 2012.*

(a)(1)(J)	Amendment and Supplement to the Offer to Purchase, dated April 9, 2012.*

(a)(1)(K)	Joint Press Release issued by Parent, the Offeror and the Company on April 6, 2012.*

(a)(1)(L)	Second Amendment and Supplement to the Offer to Purchase, dated April 19, 2012.*

(a)(1)(M)	Joint Press Release issued by Parent, the Offeror and the Company, on April 18, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on April 18, 2012).*

(a)(1)(N)	Joint Press Release issued by the Holding Partnership and the Company, on April 19, 2012 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on April 19, 2012).*

(a)(1)(O)	Third Amendment and Supplement to the Offer to Purchase, dated April 20, 2012.*

(a)(1)(P)	Joint Press Release issued by the Offeror and the Company, on April 20, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8- K filed by Great Wolf Resorts, Inc. on April 20, 2012).*

(b)(1)	Commitment and Engagement Letter, dated as of March 12, 2012, from Morgan Stanley Senior Funding, Inc., UBS Securities LLC and UBS Loan Finance LLC to K-9 Acquisition, Inc. and K-9 Holdings, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8- K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(d)(2)	Limited Guaranty, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(3)	Equity Commitment Letter, dated as of March 12, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K- 9 Holdings, Inc.*

(d)(4)	Extension Letter Agreement, dated April 5, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.*

(d)(5)	First Amendment to Agreement and Plan of Merger, dated as of April 6, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.*

(d)(6)	Amended and Restated Equity Commitment Letter, dated as of April 6, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

(d)(7)	Amended and Restated Limited Guarantee, dated as of April 6, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(8)	Second Amendment to Agreement and Plan of Merger, dated as of April 18, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.*

(d)(9)	Second Amended and Restated Equity Commitment Letter, dated as of April 18, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

(d)(10)	Amended and Restated Limited Guarantee, dated as of April 18, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(11)	Third Amendment to Agreement and Plan of Merger, dated as of April 20, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc. *

(d)(12)	Third Amended and Restated Equity Commitment Letter, dated as of April 20, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

(d)(13)	Amended and Restated Limited Guarantee, dated as of April 20, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(g)	None.

(h)	None.

*	Previously filed